Exhibit 99.5

CONSENT OF
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

     We hereby consent to the inclusion of our opinion letter dated June 14, 2004 to the Board of Directors of QLT Inc. (“QLT”) as Annex C to the joint proxy statement/prospectus relating to the proposed merger of Atrix Laboratories, Inc. with QLT, and to the references thereto in such joint proxy statement/prospectus under the captions “SUMMARY -— Opinions of Financial Advisors” and “THE MERGER -— Opinion of Financial Advisor — QLT.” In giving this consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933 and the rules and regulations promulgated thereunder.

New York, New York
July 13, 2004

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED